

Mail Stop 3720

June 22, 2017

Kenneth L. Gayron
Interim Chief Executive Officer and Chief Financial Officer
Numerex Corp.
400 Interstate North Parkway, Suite 1350
Atlanta, Georgia 30339-2119

>   **Re: Numerex Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 31, 2017**
>   **File No. 000-22920**

Dear Mr. Gayron:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Risk Factors
A portion of our future revenue, in particular the revenue deriving from our sale, page 14

1.   Please revise to disclose the percentage of revenues deriving from government sales for each period being presented.

Liquidity and Capital Resources, page 35

2.   Please revise to provide more fulsome disclosure regarding your liquidity and capital resources for both the short-term (the next twelve months) and long-term (beyond the next twelve months). We note in particular your negative cash flow for the last three years, as well as your non-compliance earlier this year under the covenants under the Crystal Loan Agreement. We refer you to Item 303(a)(1) and (2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications